VIA EDGAR

November 2, 2010

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BioDelivery Sciences International, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
(File No. 001-31361) (the “10-K”)

Dear Mr. Rosenberg:

BioDelivery Sciences International, Inc. (the “Company”), hereby submits for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the Staff’s comments to the above referenced 10-K which was filed with the Commission on March 19, 2010. The Staff’s comments are set forth in a letter dated October 27, 2010. For the Staff’s convenience, we have recited each of the Staff’s comments in bold type and provided the Company’s response to each comment immediately thereafter.

In addition, accompanying this response letter are changed pages to the 10-K reflecting the changes to the 10-K requested by the Staff. We are concurrently faxing to the Staff marked versions of such changed pages reflecting the updated disclosures.

Item 1: Description of Business

1.	Please refer to your response to comment one. Your proposed disclosure indicates that your Supply Agreement with Aveva Drug Delivery Systems “runs for a term of several years and contains renewal options.” The filed agreement omits the duration provisions pursuant to a request for confidential treatment, which was granted.

Please note that the confidential treatment application was not reviewed by the Staff prior to it being granted. Pursuant to the confidential treatment rule, we have the authority to reconsider this action. Confidential treatment may only be granted for information that is both not material to an investor, and the disclosure of which would cause competitive harm to the company’s business and financial condition. Provisions related to the duration of agreements are considered material to an investor and are therefore not the appropriate subject for confidential treatment. Accordingly, please expand your proposed disclosure to be included in an amendment to your Form 10-K for the fiscal year ended December 31, 2009 to disclose the specific duration of the Supply Agreement with Aveva.

801 Corporate Center Drive, Suite #210, Raleigh, NC 27607

www.bdsi.com. t: 919-582-9050. f: 919-582-9051. e: jmcnulty@bdsi.com

Mr. Jim B. Rosenberg November 2, 2010 Page 2 of 2

In response to the Staff’s comment, the Company has made the requested disclosure modifications.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Cost of Royalty Revenues – Other, page 56

2.	Please refer to prior comment seven. Consistent with your response, please revise your disclosure in your amended Form 10-K for the year ended December 31, 2009 to describe the arrangements between Aveva, Meda, and you, related to the production and sale of ONSOLIS. Also, as requested in our prior comment, disclose in your amended Form 10-K the contractual terms governing allowable production costs to be billed by Aveva, particularly the nature of “certain overhead costs as outlined in the supply agreement.”

In response to the Staff’s comment, the Company has made the requested disclosure modifications.

The Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

2.	Comments by the staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. If the Staff has any questions or would like additional information, please contact the undersigned at (813) 864-2562 or our legal counsel, Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300. We look forward to working with you to resolve any remaining questions the Staff may have.

Sincerely,

/s/ James A. McNulty

James A. McNulty
Secretary, Treasurer and Chief Financial Officer
BioDelivery Sciences International, Inc.

cc:	Mark A. Sirgo, Pharm.D.
Ellenoff Grossman & Schole LLP
Cherry, Bekaert & Holland, L.L.P.

801 Corporate Center Drive, Suite #210, Raleigh, NC 27607

www.bdsi.com. t: 919-582-9050. f: 919-582-9051. e: jmcnulty@bdsi.com

We and Meda have also modified several terms of the related ONSOLIS® Supply Agreement between the parties, dated September 5, 2007, to reflect the changes in the territorial scope of the expanded territory.

By its terms, our European license agreement with Meda generally lasts for the duration of the subject patents and expires only on termination of the agreement. Either we or Meda may terminate the agreement for “cause” (including bankruptcy-like proceedings and uncured breaches of the agreement). We may terminate the agreement: (i) upon Meda’s failure to pay the upfront license fee, (ii) on a country-by-country basis if Meda fails to cure a loss of a license to sell narcotics, (iii) upon Meda’s uncured breach of our fentanyl supply agreement with Meda, (iv) upon Meda’s uncured failure to pay certain sums to us under the agreement or such supply agreement, or (v) upon an material misrepresentation in any royalty statement the result of willful misconduct, gross negligence or bad faith. Either we or Meda may terminate at any time after a specified notice to the other upon the occurrence of certain events, including expiration of patent rights.

Key Collaborative and Supply Relationships

We are a party to collaborative agreements with corporate partners, contractors, universities and government agencies. Research collaboration may result in new inventions which are generally considered joint intellectual property unless invented solely by individuals in our employ, or by third party transfer to us by contract. Our collaboration arrangements are intended to provide us with access to greater resources and scientific expertise in addition to our in-house capabilities. We also have supply arrangements with several of the key component producers of our delivery technology. Our collaborative and supply relationships include:

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Meda. We believe that our agreements with Meda are currently our most important third party agreements. For a description of our agreements with Meda, please see “Meda Licensing Agreements for ONSOLIS®” above.

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Aveva Drug Delivery Systems. Effective October 17, 2005, we entered into an agreement with Aveva Drug Delivery Systems, Inc. (which we refer to herein as Aveva) pursuant to which Aveva will supply ONSOLIS® product to us for clinical trials and commercial sale. Under the terms of this agreement, Aveva will be the sole supplier of ONSOLIS® for the United States, Mexico and Canada. We will pay for formulation development, commercial quantity scale-up work and the manufacture of clinical supplies, as well as for the cost of commercial supplies of ONSOLIS® based on Aveva’s fully-burdened cost of manufacturing such supplies plus an established profit margin. The agreement has an initial term which is subject to automatic renewal for additional terms unless either party provides notice of termination in advance of such renewal. In connection with this agreement, we issued Aveva a warrant to purchase up to 75,000 shares of our common stock (which shares vest based on the occurrence of specified milestones) at a price equal to $3.50 per share, which warrant expired in June 2009. In July 2009, to replace such expired warrant, we issued Aveva a warrant to purchase up to 25,000 shares of our common stock at a price equal to $5.87, which warrant expires in July 2010.

Our supply agreement with Aveva runs for a term of four years from the first commercial sale of ONSOLIS® and can be renewed for subsequent two year terms. Either we or Aveva can terminate the agreement on advanced written notice. Aveva may terminate the agreement on our bankruptcy or an uncured breach of the agreement by us, and we may terminate on the bankruptcy of Aveva, an uncured breach by Aveva or upon the occurrence of any failure by Aveva to properly supply stocks of ONSOLIS® on a timely basis under specified circumstances.

•

LTS Lohmann Therapie-Systeme AG. Effective December 15, 2006, we entered into a Process Development Agreement with LTS Lohmann Therapie-Systeme AG (which we refer to herein as LTS), pursuant to which LTS will undertake process development and scale-up activities and supply ONSOLIS® product to us for European clinical trials. Under the terms of this agreement, LTS is anticipated to be the sole supplier of ONSOLIS® for clinical trials and commercial distribution within the European Union. Further, under the agreement LTS has granted us a license under European Patent No. 0 949 925, in regard to our ONSOLIS® product in the European Union.

Effective February 2008, we entered into a Process Development Agreement with LTS pursuant to which LTS will undertake process development and scale up activities and supply BEMA® Buprenorphine product to us for clinical trials. Under the terms of this agreement, LTS is anticipated to management to make estimates and assumptions about whether deliverables within multiple-element arrangements are separable from the other aspects of the contractual arrangement into separate units of accounting and, if so, to determine the fair value to be allocated to each unit of accounting.

We have determined that upon inception of both the U.S. and EU Meda arrangements all deliverables to each arrangement are to be considered one combined unit of accounting since the fair value of the undelivered license was not determinable and the research and development efforts provided do not have standalone value apart from the license. As such, all cash payments from Meda related to these deliverables prior to FDA approval in July 2009 were recorded as deferred revenue. All cash payments from Meda for upfront and milestone payments and research and development services provided are nonrefundable. Upon commencement of the license term (date of first commercial sale in each territory), the license and certain research and development services deliverables are deliverable to Meda. The first commercial sale in the U.S. occurred in October 2009. As a result, $59.7 million of the aggregate milestones and services revenue were recognized. Upon first commercial sale in a European country, an estimated $17.4 million will be recognized, which includes an additional $5.0 million in milestones and approximately $0.7 million in research and development services. At December 31, 2009, there was remaining deferred revenue of $13.4 million, of which $11.7 million is related to the EU Meda arrangement milestones and EU Meda research and development services . We have estimated the amount of time (based on expected man-days) and associated dollars (based on comparable services provided by outside third parties), as further noted below. As time progresses, we continue to estimate the time required for ongoing obligations, and adjust the remaining deferral accordingly on a quarterly basis.

Upon delivery of the license to Meda, we have determined that each of the undelivered obligations have stand-alone value to Meda as these post-commercialization services encompass additional clinical trials on different patient groups but do not require further product development and these services and product supply obligations can be provided by third-party providers available to Meda. We have also obtained third-party evidence of fair value for the non-cancer and other research and development services and other service obligations, based on hourly rates billed by unrelated third-party providers for similar services contracted by us. We have obtained third-party evidence of fair value of the product supply deliverable based on the outsourced contract manufacturing cost charged to us from the third-party supplier of the product. The arrangements do not contain any general rights of return. Therefore, the remaining deliverables to the arrangements will be accounted for as three separate units of accounting to include (1) product supply, (2) research and development services for the non-cancer indication and further research and development of the first indication of the ONSOLIS® product and (3) the combined requirements related to the remaining other service-related obligations due Meda to include participation in committees and certain other specified services. The estimated portion of the upfront payments of approximately $1.6 million (under the Meda U.S. Agreements) and $0.2 million (under the Meda EU Agreements) attributed to these other service-related obligations will be recognized as revenue as services are provided through expiration of the license terms, as defined above.

In accordance with GAAP, we have determined that we are acting as a principal under the Meda Agreements and, as such, we will record product supply revenue, research and development services revenue and other services revenue amounts on a gross basis in our consolidated financial statements.

We will earn royalties based on a percentage of net sales revenue of the ONSOLIS® marketed product. Product royalty revenues are computed on a quarterly basis when Meda’s third-party sales revenues are fixed or determinable, collectability is reasonably assured and all other revenue recognition criteria are met.

License Arrangements

License arrangements may consist of non-refundable upfront license fees, data transfer fees, exclusive licensed rights to manufacture patented or patent pending products, technology access fees, various performance or sales milestones and future product royalty payments.

Non-refundable, upfront fees that are not contingent on any future performance by us, and require no consequential continuing involvement on our part, are recognized as revenue over the established or estimated term of the license when the license arrangement commences and the licensed data, technology and/or product or supplies to manufacture the product is delivered. Such deliverables may include physical quantities of products, supplies, or design of the products, the conceptual framework and mechanism of actions taken by a third party, and rights to the patents or patents pending for such products.

We defer recognition of non-refundable upfront fees if we have continuing performance obligations without which the technology, know-how, rights, products or services conveyed in conjunction with the non-refundable fees have no utility to the licensee that could be considered separate and independent of our performance under other elements of the arrangement. In addition, if we have continuing involvement through research and development services that are required because our know-how and expertise related to the technology is proprietary to us, or can only be performed by us, then such upfront fees are deferred and recognized over the period of continuing involvement.

Payments related to substantive, performance-based milestones in research and development arrangements are recognized as revenue upon the achievement of the milestones as specified in the underlying agreements when they represent the culmination of the earnings process. This includes the acceptance by the customer; no requirement by us for continued performance of future research and development services related to the milestone; the milestone payments are non-refundable, and substantive effort is involved in achieving the milestone. If any of these conditions are not met, we defer the milestone payments and recognize them as revenue over the estimated period of performance under the contract as we complete our performance obligations.

Payment related to sales targets, whether or not referred to as milestones, specified in underlying sales and manufacturing agreements are recognized upon achievement of those targets as a performance bonus.

Royalties, Related Party

Royalty revenue amounts are recognized as revenue on a monthly basis based on net sales under our license agreement with Accentia relating to chronic rhinosinusitis. This is shown as royalty revenue, related party on the accompanying consolidated statements of operations.

Royalties, Other

Royalty revenue amounts are based on a percentage of net sales revenue of the ONSOLIS® product under our license agreement with Meda. Product royalty revenues are computed on a quarterly basis when revenues are fixed or determinable, collectability is reasonably assured and all other revenue recognition criteria are met. This is shown as royalty revenue, other on the accompanying consolidated statements of operations. Meda has the right to reject products that do not comply with product, packaging, or regulatory specifications. Defective product must be identified by Meda within 10 days after inspection at Meda’s distribution site. We bill Meda immediately upon receipt by Meda of product (FOB manufacturer). On a quarterly basis, a reconciliation is prepared that reflects the difference between actual net sales by Meda multiplied by the royalty percentage, and the actual royalty payments made during the quarter (which is based on a “transfer price” at the time we invoice Meda). The parties “true-up” the differences within 45 days of each quarter-end.

Contract Revenue

In accordance with GAAP and our revenue recognition policy, the Meda up-front and milestone payments related to ONSOLIS® of $30.0 million in 2007, the $6.0 million received in January 2009 and the $29.8 million received in July 2009 were initially recorded as deferred revenue, and are recognized in accordance with our revenue recognition policy once commercialization revenues begin. We also have revenues from Meda in connection with services performed prior to approval of ONSOLIS®, which were also deferred until approval. Upon FDA approval of ONSOLIS® in July 2009, and the subsequent launch in October 2009, we recognized contract revenue of $59.7 million.

Sponsored Research

Sponsored research amounts are recognized as revenue when the research underlying such funding has been performed or when the grant funds have otherwise been properly utilized. Grant revenue is recognized to the extent provided for under the related grant or collaborative research agreement. This is shown as sponsored research revenue on the accompanying consolidated statements of operations.

Research Revenues

Research revenue amounts are recognized as revenue under various contractor agreements with third parties. This is shown as research fees on the accompanying consolidated statements of operations.

Cost of Royalty Revenues, Other

The cost of royalty revenue, other, includes the direct costs attributable to the production of our product. It includes all costs related to creating the products at our contract manufacturer, which can include stability costs directly related to the product sold. The stability of a product may be defined as the extent to which a product retains, within specified limits, throughout its period of storage and use, the same properties and characteristics possessed at the time of its packaging. Stability testing provides evidence on how the quality of a drug substance or drug product varies with time. Only costs that are tied to the production of the products are considered cost of royalty revenue. Our contract manufacturer for ONSOLIS®, Aveva, bills us for the material cost used in creating the product along with direct labor costs, and certain overhead costs as outlined in the supply agreement. Such overhead costs include shipping, handling and delivery costs, lot failures, batch failures, or other quality control or production failures, quality assurance and quality control related to manufacturing and delivery, and amortized capital equipment costs. This is shown as cost of royalty revenues on the accompanying consolidated statements of operations. Cost of royalty revenues, other also includes royalty expenses owed to third parties. These royalty expenses are directly related to the products sold during the period.

For the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Royalties related party. We recognized $0.02 million and $0.05 million in royalty revenue during the years ended 2009 and 2008, respectively, under our license agreement with Accentia relating to CRS.

Royalty Revenues, Other. We recognized $2.8 million in royalty revenue, other during the year ended 2009 under our license agreement with Meda. There was no royalty revenue, other in 2008.

Research Revenues. We recognized $0.2 million of revenue related to various contractor agreements during the years ended 2009 and 2008, respectively.

Sponsored Research Revenues. We recognized $0.05 million in sponsored research revenue during the year ended 2009. There was no sponsored research revenue received in 2008.

Contract Revenues. We recognized $59.7 million in previously deferred license revenue in 2009 under our license agreement with Meda. There was no contract revenue recognized in 2008.

Cost of Royalty Revenues, Other. We recognized $2.0 million in cost of royalty revenue in 2009 related to direct costs attributable to the production of our product ONSOLIS®. There was no cost of royalty revenues, other, recognized in 2008.

Research and Development Expenses. During the years ended December 31, 2009 and 2008, research and development expenses totaled $10.4 million and $10.9 million, respectively. Our scientific staff continued to work toward increased development and application of our BEMA® and Bioral® cochleate technologies, but particularly with respect to ONSOLIS®. Funding of this research in 2009 and 2008 was obtained through deferred license revenue, sponsored research revenue, exercise of options by employees and directors and sales of securities. Research and development expenses generally include compensation for scientific personnel, research supplies, facility rent, lab equipment depreciation and a portion of overhead operating expenses and other costs directly related to the development and application of the BEMA® and Bioral® drug delivery technologies.

General and Administrative Expenses. During the years ended December 31, 2009 and 2008, general and administrative expenses totaled $10.3 million and $7.3 million, respectively. General and administrative costs include legal and professional fees, office supplies, travel costs, compensation costs, consulting fees and business development costs. The increase in general and administrative expenses in 2009 relates principally to a dispute settlement of $1.9 million and the legal costs associated with the settlement between us and Accentia. This amount is shown in related party, general and administrative. Other lesser contributors to the increase include bonuses paid and stock-based compensation in 2009.